UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Braemar Hotels & Resorts Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

10482B101

(CUSIP Number)

Bradley L. Hasselwander

Chief Executive Officer

Auto Services Company, Inc.

1793 HWY 201 N

Mountain Home, AR 72653

870-425-8330

H. Watt Gregory, III

Kutak Rock LLP

124 West Capitol Avenue, Suite 2000

Little Rock, Arkansas 72201

(501) 975-3000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 13, 2020

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	10482B101

1	NAME OF REPORTING PERSONS Auto Services Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arkansas
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		2,014,461(1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
0
REPORTING PERSON	10	SHARED DISPOSITIVE POWER
WITH:		2,014,461(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,014,461(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%(2)
14	TYPE OF REPORTING PERSON
CO

(1) Includes beneficial ownership of (i) 1,611,965 shares of Common Stock, par value $0.01 per share (“Common Stock”) and (ii) 402,496 shares of Common Stock, that are issuable upon the conversion of 300,999 shares of Series B Cumulative Convertible Preferred Stock, par value $0.01 per share (“Series B Preferred Stock”), convertible within sixty (60) days of the date of this report.

(2) The ownership percentage set forth herein is calculated assuming a total of 33,921,759 shares of Common Stock of Braemar Hotels & Resorts Inc. (the “Issuer”) are issued and outstanding, which includes (i) 33,519,263 shares of Common Stock outstanding as of March 20, 2020, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2020, and (ii) 402,496 shares of Common Stock that are issuable to Auto Services Company, Inc. (“ASC”) upon conversion of 300,999 shares of the Series B Preferred Stock.

CUSIP No.	10482B101

1	NAME OF REPORTING PERSONS ASC Holding Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arkansas
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		2,014,461(1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
0
REPORTING PERSON	10	SHARED DISPOSITIVE POWER
WITH:		2,014,461(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,014,461(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%(2)
14	TYPE OF REPORTING PERSON
CO

(1) Includes indirect beneficial ownership of (i) 1,611,965 shares of Common Stock and (ii) 402,496 shares of Common Stock that are issuable upon the conversion of 300,999 shares of Series B Preferred Stock convertible within sixty (60) days of the date of this report.

(2) The ownership percentage set forth herein is calculated assuming a total of 33,921,759 shares of Common Stock of the Issuer are issued and outstanding, which includes (i) 33,519,263 shares of Common Stock outstanding as of March 20, 2020, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2020, and (ii) 402,496 shares of Common Stock that are issuable to ASC upon conversion of 300,999 shares of the Series B Preferred Stock.

CUSIP No.	10482B101

1	NAME OF REPORTING PERSONS Bradley L. Hasselwander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		2,014,461(1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
0
REPORTING PERSON	10	SHARED DISPOSITIVE POWER
WITH:		2,014,461(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,014,461(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9%(2)
14	TYPE OF REPORTING PERSON
IN

(1) Includes indirect beneficial ownership of (i) 1,611,965 shares of Common Stock and (ii) 402,496 shares of Common Stock that are issuable upon the conversion of 300,999 shares of Series B Preferred Stock, par value $0.01 per share, convertible within sixty (60) days of the date of this report.

(2) The ownership percentage set forth herein is calculated assuming a total of 33,921,759 shares of Common Stock of the Issuer are issued and outstanding, which includes (i) 33,519,263 shares of Common Stock outstanding as of March 20, 2020, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2020, and (ii) 402,496 shares of Common Stock that are issuable to ASC upon conversion of 300,999 shares of the Series B Preferred Stock.

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of Braemar Hotels & Resorts Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is being filed by Auto Services Company, Inc., an Arkansas corporation (“ASC”), ASC Holding Company, Inc. (“ASC Holding”), an Arkansas corporation and the direct parent of ASC, and Bradley L. Hasselwander, a citizen of the United States and controlling stockholder of ASC Holding. Each of the foregoing is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The principal address of each of the Reporting Persons is c/o Auto Services Company, Inc., 1793 HWY 201 N, Mountain Home, AR 72653.

(c) ASC is a vehicle warranty provider. ASC Holding operates primarily as a holding company for two vehicle warranty providers, one of which is ASC. Bradley L. Hasselwander is President and CEO of each of ASC and ASC Holding.

The directors and executive officers of each of ASC and ASC Holding are set forth below. Unless otherwise indicated, each individual’s business address is c/o Auto Services Company, Inc., 1793 HWY 201 N, Mountain Home, AR 72653.

Name	Principal Occupation
Bradley L. Hasselwander	President/CEO
Mary E. Sinor	Secretary
Bradley L. Hasselwander	Treasurer
Bradley L. Hasselwander	Director
Mary E. Sinor	Director

(d) During the last five years, none of the Reporting Persons, nor any director or executive officer of any Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Bradley L. Hasselwander and each director and officer of a Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The funds used to acquire the securities described herein were obtained from the working capital of ASC.

ITEM 4. PURPOSE OF TRANSACTION.

ASC purchased the Common Stock and Series B Preferred Stock disclosed herein (collectively, the “Shares”) based on its belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to ASC, and the availability of Shares or other securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares or other securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable, and while no specific plans or proposals have been made, the Reporting Persons intend to discuss various alternatives through which the Reporting Persons might be able to provide the Issuer with additional capital on terms acceptable to the Reporting Persons, such as a structured investment in the Issuer, secured financing with respect to certain properties of the Issuer, the Reporting Persons’ acquisition of certain properties of the Issuer, and/or taking private of the Issuer under certain conditions. ASC expects to engage in discussions with representatives of the Issuer regarding these and other potential opportunities. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, including those resulting from the COVID-19 pandemic, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in additional communications with representatives of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning strategic alternatives, changes to the capitalization, ownership structure, operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)  The information relating to the beneficial ownership of Common Stock by the Reporting Persons set forth in Rows 7 through 13 of each cover page hereto is incorporated by reference. ASC is the beneficial owner of 2,014,461 shares of Common Stock, constituting approximately 5.9% of outstanding Common Stock (assuming conversion of all shares of Series B Preferred Stock owned by the Reporting Persons). Because it is the parent holding company of ASC, ASC Holding may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition, of all Shares beneficially owned by ASC. Because he is the controlling stockholder of ASC Holdings, Bradley L. Hasselwander may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition, of all Shares beneficially owned by ASC. The foregoing ownership percentage is calculated assuming a total of 33,921,759 shares of Common Stock of the Issuer are issued and outstanding, which includes (i) 33,519,263 shares of Common Stock outstanding as of March 20, 2020, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 19, 2020, and (ii) 402,496 shares of Common Stock that are issuable to ASC upon conversion of 300,999 shares of Series B Preferred Stock owned by ASC.

None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed in Item 2(a)-(c) hereto beneficially owns any other securities of the Issuer.

(c)  Transactions by the Reporting Persons in shares of Common Stock and Series B Preferred Stock of the Issuer in the last sixty days are as follows, all of which were effected and held by ASC through open market purchases:

Date Acquired	Amount of Shares Purchased	Class of Securities	Per Share Price
5/20/2020	6,166	Common	$2.59
5/20/2020	3,000	Common	$2.58
5/20/2020	600	Common	$2.59
5/20/2020	3,500	Common	$2.60
5/20/2020	2,860	Common	$2.61
5/20/2020	15,040	Common	$2.59
5/15/2020	600	Series B Preferred	$5.50
5/15/2020	24,400	Series B Preferred	$5.50
5/15/2020	7,467	Series B Preferred	$5.50
5/15/2020	25,000	Common	$2.20
5/15/2020	21,100	Common	$2.24
5/15/2020	1,300	Common	$2.25
5/15/2020	100	Common	$2.26
5/15/2020	1,721	Common	$2.27
5/14/2020	200	Series B Preferred	$5.44
5/14/2020	400	Series B Preferred	$5.28
5/14/2020	35	Series B Preferred	$5.26
5/14/2020	24,400	Common	$2.08
5/14/2020	75,600	Common	$2.08
5/14/2020	11,200	Common	$2.09
5/14/2020	8,500	Common	$2.10
5/14/2020	8,681	Common	$2.09
5/14/2020	900	Common	$2.13
5/14/2020	200	Common	$2.14
5/14/2020	200	Common	$2.15
5/14/2020	5,634	Common	$2.16
5/13/2020	100	Series B Preferred	$5.85
5/13/2020	600	Series B Preferred	$5.75
5/13/2020	1,486	Series B Preferred	$5.90
5/13/2020	524	Series B Preferred	$5.89
5/13/2020	100	Common	$2.20
5/13/2020	7,343	Common	$2.21
5/13/2020	42,557	Common	$2.22
5/13/2020	400	Common	$2.15
5/13/2020	808	Common	$2.14
5/13/2020	500	Common	$2.14
5/13/2020	200	Common	$2.17
5/13/2020	1,010	Common	$2.17
5/13/2020	8,400	Common	$2.17
5/8/2020	800	Common	$2.55
5/8/2020	300	Common	$2.57
5/4/2020	39,363	Common	$2.61
5/4/2020	8,177	Common	$2.62
5/4/2020	4,939	Common	$2.62
5/4/2020	1,100	Common	$2.66
5/4/2020	1,000	Common	$2.65
5/4/2020	18,600	Common	$2.66
5/4/2020	26,584	Common	$2.67
5/4/2020	237	Common	$2.65
5/4/2020	2,700	Common	$2.63
5/4/2020	600	Common	$2.62
5/4/2020	16,413	Common	$2.62

Date Acquired	Amount of Shares Purchased	Class of Securities	Per Share Price
5/1/2020	1,476	Common	$2.81
5/5/2020	430	Series B Preferred	$8.07
5/5/2020	400	Series B Preferred	$8.14
5/5/2020	100	Series B Preferred	$8.42
5/5/2020	200	Series B Preferred	$8.39
5/5/2020	1,496	Series B Preferred	$8.40
5/5/2020	200	Series B Preferred	$8.44
5/5/2020	7,174	Series B Preferred	$8.45
5/5/2020	200	Series B Preferred	$8.25
5/5/2020	364	Series B Preferred	$8.39
5/5/2020	400	Series B Preferred	$8.40
5/5/2020	800	Series B Preferred	$8.42
5/5/2020	8,236	Series B Preferred	$8.41
5/5/2020	4,700	Series B Preferred	$8.45
5/5/2020	20,228	Series B Preferred	$8.40
5/5/2020	72	Series B Preferred	$8.40
5/5/2020	8,000	Series B Preferred	$8.35
5/5/2020	14,645	Series B Preferred	$8.35
5/4/2020	10,000	Series B Preferred	$7.89
5/4/2020	591	Series B Preferred	$7.89
5/4/2020	50	Series B Preferred	$7.85
5/4/2020	9,359	Series B Preferred	$7.89
5/1/2020	2	Series B Preferred	$8.00
5/1/2020	300	Series B Preferred	$8.36
5/1/2020	75	Series B Preferred	$8.33
5/1/2020	4,765	Series B Preferred	$8.36
5/1/2020	300	Series B Preferred	$8.35
5/1/2020	500	Common	$2.81
5/1/2020	14,548	Common	$2.82
5/1/2020	200	Common	$2.81
5/1/2020	26,949	Common	$2.81
5/1/2020	2,187	Common	$2.82
5/1/2020	513	Common	$2.80
4/28/2020	24,952	Series B Preferred	$8.43
4/28/2020	48	Series B Preferred	$8.43
4/22/2020	100,000	Series B Preferred	$8.25
4/22/2020	300	Common	$2.32
4/22/2020	1,992	Common	$2.32
4/21/2020	6	Series B Preferred	$8.04
4/21/2020	94	Series B Preferred	$8.07
4/20/2020	6,900	Series B Preferred	$8.37
4/20/2020	100	Series B Preferred	$8.43
4/20/2020	690	Common	$2.38
4/20/2020	300	Common	$2.45
4/20/2020	5,624	Common	$2.45
4/17/2020	399	Series B Preferred	$8.70
4/17/2020	200	Series B Preferred	$8.72
4/17/2020	1,900	Series B Preferred	$8.74
4/17/2020	7,501	Series B Preferred	$8.75
4/17/2020	1,390	Series B Preferred	$8.74
4/17/2020	8,610	Series B Preferred	$8.75
4/17/2020	200	Series B Preferred	$8.74

Date Acquired	Amount of Shares Purchased	Class of Securities	Per Share Price
4/17/2020	9,800	Series B Preferred	$8.75
4/16/2020	3,205	Common	$2.17
4/16/2020	295	Common	$2.18
4/15/2020	7,290	Series B Preferred	$8.79
4/14/2020	810	Series B Preferred	$8.72
4/14/2020	1,900	Series B Preferred	$8.79
4/13/2020	600	Common	$2.83
4/13/2020	21,100	Common	$2.84
4/9/2020	10,000	Common	$2.09
4/9/2020	10,000	Common	$2.16
4/9/2020	100,000	Common	$2.23
4/9/2020	600	Common	$2.12
4/9/2020	99,400	Common	$2.12
4/9/2020	300,000	Common	$2.08
4/9/2020	200	Common	$2.05
4/9/2020	14,243	Common	$2.06
4/9/2020	157	Common	$2.07
4/9/2020	283,778	Common	$2.17
4/9/2020	200	Common	$2.16
4/9/2020	1,222	Common	$2.17
4/9/2020	200	Common	$2.15
4/9/2020	40,300	Common	$2.24
4/9/2020	1,344	Common	$2.24
4/9/2020	282	Common	$2.25
4/9/2020	2,300	Common	$2.40
4/9/2020	3,376	Common	$2.29
4/9/2020	113,609	Common	$2.30
4/9/2020	3,538	Common	$2.35
4/9/2020	86,247	Common	$2.31
4/9/2020	45,881	Common	$2.38
4/9/2020	2,675	Common	$2.36
4/9/2020	12,300	Common	$2.37
4/9/2020	1,800	Common	$2.37
4/7/2020	1	Common	$1.87

(d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

This filing includes the following exhibit:

Exhibit 1:     Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 26, 2020

Auto Services Company, Inc.

By:         /s/ Bradley L. Hasselwander

Name:    Bradley L. Hasselwander

Title:      President and CEO

ASC Holding Company, Inc.

By:         /s/ Bradley L. Hasselwander

Name:    Bradley L. Hasselwander

Title:      President and CEO

/s/ Bradley L. Hasselwander

Bradley L. Hasselwander